September 11, 2019

Roger W. Jenkins
President and Chief Executive Officer
Murphy Oil Corporation
300 Peach Street
El Dorado, AR 71731-7000

       Re: Murphy Oil Corporation
           Form 10-K for the Fiscal Year ended December 31, 2018
           Filed February 27, 2019
           Form 8-K Filed August 8, 2019
           File No. 001-08590

Dear Mr. Jenkins:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Natural
Resources
cc:    Walter K. Compton